Exhibit 99.2

TD Sells 28,400,000 Shares of Schwab Common Stock

TORONTO and NEW YORK, August 1, 2022 – TD Bank Group (“TD”) (TSX: TD) (NYSE: TD) announced today that it has sold 28,400,000 shares of non-voting common stock of The Charles Schwab Corporation (“Schwab”), with 15,030,813 shares being sold to Schwab pursuant to a repurchase agreement with pricing determined by the price obtained in a sale of 13,369,187 shares being sold at the same price to a broker dealer pursuant to Rule 144 of the Securities Act of 1933. In connection with such sales, all such shares automatically convert into shares of Schwab voting common stock and the shares acquired by Schwab will no longer be outstanding.

The shares sold represent approximately 1.5% of Schwab’s issued and outstanding common stock, reducing TD’s ownership interest in Schwab from approximately 13.4% to 12.0%.

TD’s strategy with respect to its investment in Schwab has not changed and it has no current intention to divest additional shares.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.8 trillion in assets on April 30, 2022. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.